Exhibit 99.1

Cresco Labs Announces Fourth Quarter & Full Year 2021 Results with Record Revenue, Adjusted

EBITDA1 and Operating Cash Flow

Company reports 73% year-over-year revenue growth and 219% adjusted EBITDA growth in 2021

CHICAGO—(BUSINESS WIRE)— Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), a vertically integrated, multi-state operator and the number one U.S. wholesaler of branded cannabis products, today released its financial results for the three months and year ended December 31, 2021. All financial information presented in this release is reported in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and in U.S. dollars, unless otherwise noted, and all comparisons to prior quarters and the prior year are made on an as-converted basis under U.S. GAAP.

The Company announced today it has entered into a definitive arrangement agreement pursuant to which Cresco Labs will acquire all of the issued and outstanding shares of Columbia Care (NEO: CCHW) (CSE: CCHW) (OTCQX: CCHWF). A separate press release with details of the proposed transaction was issued this morning.

Fiscal Year 2021 Financial Highlights

•	Record revenue of $822 million, an increase of 73% year-over-year

•	Gross profit excluding fair value mark-up for acquired inventory of $430 million, or 52% of revenue, and up 104% year-over-year

•	Record adjusted EBITDA1 of $194 million, an increase of 219% year-over-year

•	Ended the year with over $224 million of cash on hand

Fourth Quarter 2021 Financial Highlights

•	Record fourth quarter revenue of $218 million, up 34% year-over-year

•	Record fourth quarter adjusted EBITDA[1] of $57 million, or 26% of revenue, an increase of 90% year-over-year

•	Wholesale revenue of $101 million, maintained position as #1 seller of branded cannabis products in U.S. with leading share in the flower, concentrates, and vape categories

•	Retail revenue increased 10% sequentially, to $117 million, an average of $2.8 million per store

•	Same-store-sales increased 28% year-over-year, 1% sequentially

•	Excluding California, revenue grew 6% sequentially

•	Record cash flow from operations of $38 million

[1]	See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.

Management Commentary

“This has been an incredible year of growth and margin expansion for Cresco Labs. We generated $822 million in annual revenue, representing 73% annual growth. Adjusted EBITDA1 more than tripled as the investments we’ve made in the business start to bear fruit. We ended the year with 46 retail stores, more than double where we were at the end of last year. The Cresco Labs family expanded from approximately 2,300 employees to approximately 3,500, as we grew both organically and integrated five acquisitions,” said Charles Bachtell, Co-Founder and CEO of Cresco Labs.

“As we all saw, there was a slowing of market growth in the fourth quarter and we were not immune to this. The good news is our plan is working – consumers love our brands, we maintained our leadership as the #1 wholesaler of branded cannabis, and we were the most productive retailer in the industry. We competed very well, gaining or maintaining share in seven of our 10 states. We remain focused on driving growth for our shareholders through optimizing operations to drive margins and market share and by opening up new markets in which to sell our leading brands. With many more growth initiatives ahead, 2022 is set to be another record year as we continue to drive strategic breadth, depth and execute on our plan.”

Balance Sheet, Liquidity, and Other Financial Information

•

As of December 31, 2021, current assets were $422 million, including cash and cash equivalents of $224 million. The Company had working capital of $133 million and senior secured term loan debt, net of discount and issuance costs, of $377 million.

•	Total shares on a fully converted basis were 435,123,721 as of December 31, 2021.

Summary of Cresco Labs’ 2021 Social Equity and Education Development Program

•

On December 8, 2021, the Company won the Silver Social Justice Film & Video Documentary award for “The Sentence of Michael Thompson” from the Clio Cannabis Awards. The trailer documentary film aims to help people truly understand the gravity of the impact of injustice on the lives of people adversely impacted by the War on Drugs.

•

The Company launched the Illinois Cannabis Education Center through Cresco’s SEED™ initiative to demonstrate its ongoing commitment to providing education and workforce development opportunities to members of communities adversely impacted by the War on Drugs.

Capital Markets and M&A Activity

•	On November 25, 2021, the Company closed the previously announced acquisition of Bay, LLC d/b/a Cure Pennsylvania (“Cure Penn”), a Pennsylvania retail operator with three operational dispensaries.

•	On December 10, 2021, the Company closed the previously announced acquisition of Laurel Harvest Labs, LLC (“Laurel Harvest”), a vertically integrated Pennsylvania operator.

•

On March 23, 2021, the Company announced a definitive arrangement agreement whereby Cresco will acquire Columbia Care in an all-stock transaction. Details can be found in the separate press release issued this morning.

Conference Call and Webcast

The Company will host a conference call and webcast to discuss its financial results, the proposed Columbia Care acquisition and provide investors with key business highlights on Wednesday, March 23, 2022, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-844-200-6205 (US Toll Free), 1-646-904-5544 (US Local), +1 929-526-1599 (Other) providing access code 216557. Archived access to the webcast will be available for one year on the Cresco Labs’ investor relations website.

Consolidated Financial Statements

The financial information reported in this press release is based on unaudited management prepared financial statements for the three months and year ended December 31, 2021. These financial statements have been prepared in accordance with U.S. GAAP. This release contains certain preliminary financial results for fourth quarter and full-year 2021, including Cost of goods sold; Gross profit; Impairment loss; Other income (expense), net; Income tax recovery (expense); Net loss; Inventory, net; Goodwill; and Deferred, contingent consideration and other payables, short-term. The Company expects to file its audited consolidated financial statements for the year ended December 31, 2021, on SEDAR by March 25, 2022. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2021, expected to be filed on SEDAR on March 25, 2022.

Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.

Non-GAAP Financial Measures

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”), Adjusted EBITDA, and Adjusted gross profit are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. The Company has not quantitatively reconciled its guidance for forward-looking non-GAAP metrics to their most comparable U.S. GAAP measures because the Company does not provide specific guidance for the various reconciling items as certain items that impact these measures have not occurred, are out of the Company’s control, or cannot be reasonably predicted. Accordingly, a reconciliation to the most comparable U.S. GAAP financial metric is not available without unreasonable effort. Please note that the unavailable reconciling items could significantly impact the Company’s results.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated, multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco®, Cresco Reserve®, High Supply®, Mindy’s™, Good News®, Remedi™, Wonder Wellness Co.® and FloraCal®. Sunnyside*®, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED™, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2021 expected to be filed on March 25, 2022, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs Inc.

Financial Information and Non-GAAP Reconciliations

(All amounts expressed in thousands of U.S. Dollars)

Consolidated Statements of Operations

For the Three Months Ended December 31, 2021, September 30, 2021 and December 31, 2020

and

Years Ended December 31, 2021 and 2020

	For the Three Months Ended			For the Year Ended

	December 31,	September 30,	December 31,	December 31,	December 31,
($ in thousands)	2021	2021	2020	2021	2020
Revenue	$217,787	$215,483	$162,317	$821,682	$476,251
Cost of goods sold	107,765	107,162	87,835	415,335	269,550

Gross profit	110,022	108,321	74,482	406,347	206,701
Gross profit %	50.5%	50.3%	45.9%	49.5%	43.4%
Operating expenses:
Selling, general and administrative	70,540	69,520	64,699	271,214	195,439
Share-based compensation	4,496	6,083	5,313	24,988	16,373
Depreciation and amortization	4,484	5,787	4,141	21,602	17,134
Impairment loss	14,945	290,949	—	305,894	1,217

Total operating expenses	94,465	372,339	74,153	623,698	230,163

Income (loss) from operations	15,557	(264,018)	329	(217,351)	(23,462)

Other (expense) income:
Interest expense, net	(14,851)	(13,577)	(7,939)	(51,211)	(31,229)
Other income (expense), net	10,911	1,735	(18,469)	13,031	(8,295)
(Loss) from equity method investments	—	—	(927)	(1,196)	(1,181)

Total other (expense) income, net	(3,940)	(11,842)	(27,335)	(39,376)	(40,705)

Income (Loss) before income taxes	11,617	(275,860)	(27,006)	(256,727)	(64,167)
Income tax (expense) recovery	(23,528)	12,408	(14,181)	(40,107)	(28,604)

Net (loss) [1]	$(11,911)	$(263,452)	$(41,187)	$(296,834)	$(92,771)

[1]	Net (loss) includes amounts attributable to non-controlling interests.

Cresco Labs Inc.

Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)

For the Three Months Ended December 31, 2021, September 30, 2021 and December 31, 2020

and

Years Ended December 31, 2021 and 2020

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
($ in thousands)	2021	2021	2020	2021	2020
Revenue	$217,787	$215,483	$162,317	$821,682	$476,251
Cost of goods sold[1]	107,765	107,162	87,835	415,335	269,550

Gross profit	$110,022	$108,321	$74,482	$406,347	$206,701
Fair value mark-up for acquired inventory	8,407	8,396	—	23,441	3,749

Adjusted gross profit (Non-GAAP)	$118,429	$116,717	$74,482	$429,788	$210,450

Adjusted gross profit %	54.4%	54.2%	45.9%	52.3%	44.2%

[1]	Production (cultivation, manufacturing, and processing) costs related to products sold during the period.

Cresco Labs Inc.

Summarized Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

($ in thousands)	December 31, 2021	December 31, 2020
Cash and cash equivalents	$223,543	$136,339
Other current assets	198,212	113,128
Property and equipment, net	369,092	228,804
Intangible assets, net	437,644	195,541
Goodwill	446,767	450,569
Other non-current assets	105,205	108,215

Total assets	$1,780,463	$1,232,596

Total current liabilities	288,394	252,846
Total long-term liabilities	694,333	404,418
Total shareholders’ equity	797,736	575,332

Total liabilities and shareholders’ equity	$1,780,463	$1,232,596

Cresco Labs Inc.

Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)

For the Three Months Ended December 31, 2021, September 30, 2021, and December 31, 2020

and

Years Ended December 31, 2021 and 2020

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net (loss)[1]	$(11,911)	$(263,452)	$(41,187)	$(296,834)	$(92,771)
Depreciation and amortization	8,197	10,486	8,616	38,640	31,788
Interest expense, net	14,851	13,577	7,939	51,211	31,229
Income tax expense (recovery)	23,528	(12,408)	14,181	40,107	28,604

Earnings before interest, taxes, depreciation, and amortization (EBITDA) (Non-GAAP)	$34,665	$(251,797)	$(10,451)	$(166,876)	$(1,150)

Other (income) expense, net	(10,911)	(1,735)	18,469	(13,031)	8,295
Loss from equity method investments	—	—	927	1,196	1,181
Fair value mark-up for acquired inventory	8,407	8,396	—	23,441	3,749
Adjustments for acquisition and other non-core costs	4,954	3,829	15,540	15,803	28,654
Impairment loss	14,945	290,949	—	305,894	1,194
Share-based compensation	4,933	6,806	5,545	27,536	18,839

Adjusted EBITDA (Non-GAAP)	$56,993	$56,448	$30,030	$193,963	$60,762

[1]	Net (loss) includes amounts attributable to non-controlling interests.

Cresco Labs Inc.

Summarized Consolidated Statements of Cash Flows

For the Three Months Ended December 31, 2021, September 30, 2021, and December 31, 2020

and

Years Ended December 31, 2021 and 2020

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net cash provided by (used in) operating activities	$37,653	$7,075	$19,730	$14,487	$(7,848)
Net cash (used in) investing activities	(64,107)	(43,449)	(9,403)	(163,933)	(64,749)
Net cash (used in) provided by financing activities	(2,375)	155,864	71,021	235,005	161,486
Effect of foreign currency exchange rate changes on cash	134	74	(191)	(231)	(1,124)

Net (decrease) increase in cash and cash equivalents	$(28,695)	$119,564	$81,157	$85,328	$87,765

Cash and cash equivalents and restricted cash, beginning of period	254,797	135,233	59,617	140,774	53,009

Cash and cash equivalents and restricted cash, end of period	$226,102	$254,797	$140,774	$226,102	$140,774

Contacts

Media

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

312-953-2767

Investors

Megan Kulick, Cresco Labs

SVP, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com

Source: Cresco Labs Inc.